UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-36896

Mercurity Fintech Holding Inc.

(Exact name of registrant as specified in its charter)

1330 Avenue of the Americas, Fl 33,

New York, NY 10019

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Appointment of Peter Nobel as Independent Director and Wilfred Daye as Director

On August 20, 2025, upon the recommendation of the Nominating & Corporate Governance Committee, the board of directors (the “Board”) of Mercurity Fintech Holding Inc. (the “Company”) appointed Peter Nobel as an independent director of the Company and Wilfred Daye as a director of the Company, effective immediately. Mr. Nobel and Mr. Daye will serve until the Company’s Annual General Meeting of Shareholders, when they will be subject to re-election to the Board by a vote of the Company’s shareholders, or until their earlier resignation or removal. The Board has determined that Mr. Nobel qualifies as an independent director under Nasdaq Rule 5605(a)(2).

Mr. Peter Nobel, age 94, is the current Chairman of the Nobel Sustainability Trust Foundation. Mr. Nobel held senior executive positions at Alfa Laval and SWEP International, where he was responsible for sales & marketing, R&D, and production management. In these roles, he led multiple technological innovations, global expansion initiatives, and positioned companies as international leaders in heat exchange technology. From 2010, he served as Chief Executive Officer in several clean energy and industrial technology companies, where he oversaw the development of high-efficiency energy conversion systems and water purification technologies., and as founder of Nobel Aqua Tech and other Clean-Tech startups, he co-developed patented technologies in heat exchangers and internationally patented water purification systems that have made breakthrough contributions in energy efficiency and environmental protection. Since then, Mr. Nobel has also acted as a global strategic consultant, advising corporate boards in Japan, Hong Kong, and other international markets on management optimization, international expansion, and growth opportunities in emerging sectors. Mr. Nobel holds a Master of Science degree in Materials Science and Engineering from the Royal Institute of Technology (KTH) in Stockholm, Sweden.

There are no arrangements or understandings between Mr. Nobel and any other persons pursuant to which Mr. Nobel was selected as a director. There are no transactions, arrangements or relationships between the Company or its subsidiaries, on the one hand, and Mr. Nobel, on the other hand, which would require disclosure pursuant to Item 404(a) of Regulation S-K.

Mr. Wilfred Daye, age 52, is an entrepreneur and executive with experience in financial markets, alternative asset management, and financial technology. From June 2018 to January 2020, Mr. Daye served as the Head of Financial Markets of OKCoin and the CEO of OKCoin Securities LLC. From February 2020 to October 2021, he served as the CEO of Enigma Securities Ltd., a London-based crypto broker and liquidity provider. From October 2021 until December 2022, he was the CEO of Securitize Capital, where he led the tokenization of private equity funds as the first digital asset manager in this space. Since January 2023, Mr. Daye has served as the CEO and Co-Founder of Samara Alpha Management, an alternative asset manager, and since April 2024, he has also served as CEO and Co-Founder of Sylvanus Technologies, Inc., a fintech platform specializing in trading, portfolio, and risk management systems. Mr. Daye received a Bachelor of Science degree in Biochemistry (minor in Philosophy) from the University of California, Riverside, a Master of Science degree in Financial Engineering from Claremont Graduate University, and a Diploma in Private Equity from the Saïd Business School, University of Oxford.

There are no arrangements or understandings between Mr. Daye and any other persons pursuant to which Mr. Daye was selected as a director. There are no transactions, arrangements or relationships between the Company or its subsidiaries, on the one hand, and Mr. Daye, on the other hand, which would require disclosure pursuant to Item 404(a) of Regulation S-K.

This report on Form 6-K is incorporated by reference into the Company’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on May 12, 2025 (Registration No. 333-287201) and Registration Statement on Form F-3 filed with the Securities and Exchange Commission on May 20, 2025 and last amended on June 26, 2025 (Registration No. 333-287428).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mercurity Fintech Holding Inc.

	By:	/s/ Shi Qiu
	Name:	Shi Qiu
	Title:	Chief Executive Officer

Date: August 21, 2025